EXHIBIT 99.1

News Release

Rosetta Genomics and UC Davis Researchers to Develop and Validate microRNA Biomarker to Predict Response to Neoadjuvant Chemotherapy in Bladder Cancer

PHILADELPHIA and REHOVOT, Israel (June 28, 2011) – Rosetta Genomics (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostic tests, announces it has entered into a collaboration with the University of California,  Davis (“UC Davis” or the “University”) to develop and validate a microRNA profile for muscle-invasive bladder cancer (MI-BC) that is predictive of patient response to neoadjuvant chemotherapy.  The collaboration allows for UC Davis researchers to continue using Rosetta’s platforms and microRNAs to further discover new biomarkers and validate their results.

Researchers have initiated collaborations by studying 55 MI-BC patients treated at UC Davis Cancer Center with neoadjuvant chemotherapy. The primary goal of this study is to develop and validate a microRNA profile of MI-BC that is predictive of patient response to neoadjuvant chemotherapy.  A secondary goal of the study is to understand the mechanism by which differentially expressed microRNAs mediate chemosensitivity.

Approximately 30 percent of bladder cancer patients present with or will develop MI-BC, which has a five-year survival rate of approximately 50 percent.  Evidence-based medicine has clearly demonstrated the survival benefit of neoadjuvant chemotherapy (i.e., methotrexate, vinblastine, doxorubicin, and cisplatin) for the treatment of this disease. However, only 50 percent of patients with MI-BC will respond to chemotherapy, which discourages widespread adoption.  Instead of chemotherapy many of these patients are offered cystectomy (removal of bladder), a treatment option that has failed to improve survival rates meaningfully over the past 25 years.

Ralph W. deVere White, M.D., Director, UC Davis Cancer Center, Associate Dean for Cancer Programs, Distinguished Professor, Department of Urology Codman-Radke Chair in Cancer Research, commented on the research collaboration he is leading, saying, “We are delighted to be working with the Rosetta Genomics’ microRNA platforms as they represent robust and potentially powerful biomarkers.  We look forward to the opportunity to validate a microRNA biomarker that would predict the response among patients with bladder cancer to neoadjuvant chemotherapy, as the ability to predict which MI-BC patients will respond to such treatment will increase survival rates while minimizing unnecessary expense and exposure to treatment-associated toxicities.”

Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics, said, “Predicting responses to chemotherapy is becoming increasingly important with advances in oncology and the introduction of molecularly targeted cancer drugs.  We are delighted to be collaborating with UCD researchers to demonstrate the valuable role our microRNA biomarkers may play in patient selection. We look forward to continuing our work with UC Davis researchers as deeper understanding of the mechanisms that promote MI-BC progression and predict response to chemotherapy is also critical for improvement in survival rate as it will allow for the development of new treatment strategies.”

About miRview® Products
miRview® are a series of microRNA-based diagnostic products offered by Rosetta Genomics.  miRview® mets and miRview® mets² accurately identify the primary tumor site in metastatic cancer and CUP.  miRview® squamous accurately identifies the squamous subtype of non-small cell lung cancer, which carries an increased risk of severe or fatal internal bleeding and poor response to treatment for certain therapies.  miRview® meso diagnoses mesothelioma, a cancer connected to asbestos exposure.  miRview® tests are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment.  In the U.S. alone, Rosetta Genomics estimates that approximately 200,000 patients a year may benefit from the miRview® mets and miRview® mets² test, 60,000 from miRview® squamous and 60,000 from miRview® meso.  The Company’s tests are offered directly by Rosetta Genomics in the U.S., and through distributors around the globe. For more information, please visit www.mirviewdx.com.   Parties interested in ordering the test can contact Rosetta Genomics at (215) 382-9000 ext. 309.

About microRNAs
microRNAs (miRNAs) are recently discovered, small RNAs that act as master regulators of protein synthesis, and have been shown to be highly effective biomarkers.  The unique advantage of microRNAs as biomarkers lies in their high tissue specificity, and their exceptional stability in the most routine preservation methods for biopsies, including Formalin Fixed Paraffin Embedded (FFPE) block tissue and fine needle aspirate (FNA) cell blocks. It has been suggested that their small size (19 to 21 nucleotides) enables them to remain intact in FFPE blocks, as opposed to messenger RNA (mRNA), which tends to degrade rapidly. In addition, early preclinical data has shown that by controlling the levels of specific microRNAs, cancer cell growth may be reduced.  To learn more about microRNAs, please visit www.rosettagenomics.com .

About Rosetta Genomics
Rosetta Genomics develops and commercializes a full range of microRNA-based molecular diagnostics.  Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. The Company’s miRview product line is commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. To learn more, please visit www.rosettagenomics.com.

About UC Davis Cancer Center
UC Davis Cancer Center is the only National Cancer Institute-designated center serving the Central Valley and inland Northern California, a region of more than 6 million people. Its top specialists provide compassionate, comprehensive care for more than 9,000 adults and children every year, and offer patients access to more than 150 clinical trials at any given time. Its innovative research program includes 188 physicians and scientists at UC Davis and Lawrence Livermore National Laboratory. The unique partnership, the first between a major cancer center and national laboratory, has resulted in the discovery of new tools to diagnose and treat cancer. Through the Cancer Care Network, UC Davis is collaborating with a number of hospitals and clinical centers throughout the Central Valley and Northern California area to offer the latest cancer care services. For more information, visit www.ucdmc.ucdavis.edu/cancer.

Forward-Looking Statements
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the ability to develop and validate a microRNA profile to predict the response among patients with MI-BC to neoadjuvant chemotherapy, and the potential of microRNAs for patient selection and in the diagnosis and treatment of disease, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2010 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact: Rosetta Genomics Ken Berlin, President & CEO (215) 382-9000 ext. 326 investors@rosettagenomics.com	Investor Contacts: Lippert/Heilshorn & Associates Anne Marie Fields (212) 838-3777 afields@lhai.com or Bruce Voss (310) 691-7100 bvoss@lhai.com

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